MOUNTAINVIEW ENERGY LTD.
CBM Building – Box 200
33 First Avenue SW
Cut Bank, MT 59427-0222

April 22, 2013

VIA EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Mountainview Energy Ltd. – Form RW for Withdrawal of Registration Statement on Form 8-A

Ladies and Gentlemen:

Please be advised that ‘Mountainview Energy Ltd. (“Mountainview”) hereby applies for an order granting immediate withdrawal of the Form 8-A filing made by Mountainview on April 2, 2013 (File No. 000-54924). The Form 8-A is being withdrawn upon request of the Securities and Exchange Commission because Mountainview is ineligible to file on Form 8-A.

Very truly yours,

MOUNTAINVIEW ENERGY LTD.

By:	/s/ Patrick M. Montalban
Patrick M. Montalban,
President and Chief Executive Officer